UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GoHealth, Inc.

(Name of Issuer)

Class A Common stock, $0.0001 par value per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38046W105	SCHEDULE 13

1	Names of Reporting Persons Norwest Equity Partners IX, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,498,441
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,498,441

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,498,441[1]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.6%[2]
12	Type of Reporting Person (See Instructions) PN

[1]	Consists of (i) 498,441 shares of Common Stock, and (ii) 5,000,000 LLC Interests that may be redeemed at any time for shares of Common Stock on a one-to-one basis.
[2]

Based on (i) 114,773,928 shares outstanding as of August 4, 2021, as such number was provided in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021, plus (ii) 5,000,000 shares that would be outstanding upon redemption of the LLC Interests.

CUSIP No. 38046W105	SCHEDULE 13

1	Names of Reporting Persons Itasca Partners IX, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,498,441
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,498,441

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,498,441[3]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.6%[4]
12	Type of Reporting Person (See Instructions) PN

[3]	Consists of (i) 498,441 shares of Common Stock, and (ii) 5,000,000 LLC Interests that may be redeemed at any time for shares of Common Stock on a one-to-one basis.
[4]

Based on (i) 114,773,928 shares outstanding as of August 4, 2021, as such number was provided in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021, plus (ii) 5,000,000 shares that would be outstanding upon redemption of the LLC Interests.

CUSIP No. 38046W105	SCHEDULE 13

1	Names of Reporting Persons Norwest Venture Capital Management, Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,498,441
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,498,441

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,498,441[5]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.6%[6]
12	Type of Reporting Person (See Instructions) CO

[5]	Consists of (i) 498,441 shares of Common Stock, and (ii) 5,000,000 LLC Interests that may be redeemed at any time for shares of Common Stock on a one-to-one basis.
[6]

Based on (i) 114,773,928 shares outstanding as of August 4, 2021, as such number was provided in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021, plus (ii) 5,000,000 shares that would be outstanding upon redemption of the LLC Interests.

CUSIP No. 38046W105	SCHEDULE 13

1	Names of Reporting Persons Timothy C. DeVries
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,498,441
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,498,441

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,498,441[7]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.6%[8]
12	Type of Reporting Person (See Instructions) IN

[7]	Consists of (i) 498,441 shares of Common Stock, and (ii) 5,000,000 LLC Interests that may be redeemed at any time for shares of Common Stock on a one-to-one basis.
[8]

Based on (i) 114,773,928 shares outstanding as of August 4, 2021, as such number was provided in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021, plus (ii) 5,000,000 shares that would be outstanding upon redemption of the LLC Interests.

Item 1.

(a)	Name of Issuer: GoHealth, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 214 West Huron St., Chicago, Illinois, 60654

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1.	Norwest Equity Partners IX, LP;

2.	Itasca Partners IX, LLC;

3.	Norwest Venture Capital Management, Inc.; and

4.	Timothy C. DeVries.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of the Reporting Persons is 3600 IDS Center, 80 South 8th Street, Minneapolis, 55402

(c)	Citizenship or Place of Organization:

1.	Norwest Equity Partners IX, LP: Delaware

2.	Itasca Partners IX, LLC: Delaware

3.	Norwest Venture Capital Management, Inc.: Minnesota

4.	Timothy C. DeVries: United States of America

(d)	Title and Class of Securities: Class A Common Stock, $0.0001 par value per share

(e)	CUSIP No.: 38046W105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

The ownership information represented below represents ownership of Class A Common Stock of the Issuer (the “Common Stock”) as of December 31, 2021 based on 114,773,928 shares of the Common Stock outstanding as of November 2, 2021 as reported in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021, and assumes the redemption of 5,000,000 LLC Interests held of record by Norwest Equity Partners IX, LP. The LLC Interests may be redeemed at any time for shares of the Common Stock on a one-to-one basis.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Norwest Equity Partners IX, LP	5,498,441	4.6%	0	5,498,441	0	5,498,441
Itasca Partners IX, LLC	5,498,441	4.6%	0	5,498,441	0	5,498,441
Norwest Venture Capital Management, Inc.	5,498,441	4.6%	0	5,498,441	0	5,498,441
Timothy C. DeVries	5,498,441	4.6%	0	5,498,441	0	5,498,441

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2022

NORWEST EQUITY PARTNERS IX, LP
By:	Itasca Partners IX, LLC, as general partner
By:	Norwest Venture Capital Management, Inc., as its managing member

By:	/s/ Brian Allingham
Name: Brian Allingham
Title: Senior Vice President

EXHIBITS

Exhibit Number	Title

1.	Joint Filing Agreement, dated January 12, 2022.